LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2001	jgorman@luselaw.com

December 17, 2013

VIA EDGAR

Ms. Kathryn McHale

Senior Staff Attorney

Office of Financial Services

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-3561

Re:	Bridge Bancorp, Inc.
Registration Statement on Form S-4
Filed November 7, 2013
File No. 333-192160

Dear Ms. McHale:

The letter replies to your letter of December 4, 2013 providing comments on the referenced filing for Bridge Bancorp, Inc. (the “Company”). The Company’s responses are set forth below and are referenced to the staff’s comment letter.

Registration Statement on Form S-4

General

1.                                    We note that you have registered 612,031 shares of common stock on the registration statement.  Please explain to us how you calculated the number of shares of common stock to be registered.

The Company registered 612,031 shares of common stock based on the following calculation: (i) 244,110 shares of Company common stock to be issued to the holders of FNBNY Bancorp, Inc. Class A Common Stock; plus (ii) 292,921 shares of Company common stock, representing the maximum number of shares of Company common stock that may be issued as Pre-Closing Additional Consideration; plus (iii) 75,000 shares of Company common stock, representing the number of shares of Company common stock for the possible Exchange Ratio adjustment relating to a market decline in Bridge Bancorp common stock.  Please note that (iii) above is no longer a relevant consideration as discussed in response to Comment 7 below.

Prospectus Cover Page

2.                                    We note the merger consideration is dependent on a number of independent variables that will remain unknown until right before the merger closes.  Please provide your analysis as to how the use of this pricing structure is consistent with paragraph 16 to Schedule A of the Securities Act of 1933.

Paragraph 16 to Schedule A of the Securities Act of 1933 requires that the prospectus disclose the price at which it is proposed that the security shall be offered to the public or the method by which such price is computed.  The prospectus describes in detail the method by which the Company’s shares will be offered, including several tables disclosing the number of shares to be issued within each scenario as well as the value of the Company’s common stock based on the relevant exchange ratio.  Please see the revised disclosure in “The Merger and the Merger Agreement-Merger Consideration” on pages 26-30.  The new tables on page 29 disclose the minimum and maximum number of Bridge Bancorp shares that can be issued to FNBNY Bancorp’s shareholders based on possible pre-closing recoveries, the exchange ratios applicable to these merger consideration scenarios based on the additional shares that will be issued under the subscription agreement, and the value of the fraction of a share of Bridge Bancorp common stock to be received in the merger,  based on the Company’s trading price as of announcement date and as of the most recent practicable date prior to printing and mailing the document.   In addition, disclosure has been added indicating that FNBNY Bancorp shareholders can call a toll free number for updated information as to the Exchange Ratio based on recoveries on the Identified Loans, the receipt of any insurance proceeds and the issuance of additional shares pursuant to the Subscription Agreements.

3.                                    Please revise the third paragraph of the cover page to quantify Bridge Bancorp, Inc.’s closing stock price as of the date preceding public announcement of the proposed transaction and the latest practicable date.

The third paragraph of the cover page has been revised as requested.

Merger Consideration, page 23

4.                                    If you retain the current pricing structure, please include a chart which discloses a reasonable range of shares issuable as a result of adjustments to the exchange ratio. Please clearly set forth all underlying assumptions.

Adjustments to the exchange ratio do not impact the number of shares to be issued.  The number of shares of Bridge Bancorp common stock to be issued as a result of pre-closing recoveries on loans and insurance proceeds, and the number of additional shares of FNBNY Class A and Class B Common Stock issuable under the subscription agreements prior to closing, will impact the exchange ratio.  The new tables on pages 26-30 set forth the range of shares of Bridge Bancorp common stock to be issued based on the recovery scenarios outlined, and based on those described scenarios, the exchange ratios resulting from the additional FNBNY shares issuable and the value of the fraction of a Bridge Bancorp share to be received pursuant to the adjusted exchange ratios.

5.                                    If you retain the current pricing structure, please include a single chart which encompasses all four elements of contingent consideration (increase/decrease in Aggregate Bridge Bancorp Shares; issuance of additional FNBNY Bancorp Class A Common Stock; Exchange Ratio adjustment discussed at the bottom of page 24 and the top of page 25; and Post-Closing Additional Consideration).  Please disclose a reasonable range of shares issuable and cash payable as a result of these variables, and clearly set forth all underlying assumptions.  Please also disclose an example of the number of shares to be issued on a per share basis using the trading price of the securities as of the latest practicable date.

New tables have been provided on pages 26-30 in response to this comment.  We believe that it encompasses all four elements of contingent consideration, discloses the range of shares issuable as a result of these variables, and provides examples of per share values using announcement date and a most recent practicable date trading prices.   All underlying assumptions are set forth.

6.                                    Please revise the prospectus cover page to reference the Exchange Ratio adjustment discussed in our comment 5 above.

Additional disclosure at the end of the second paragraph on the cover page references the table provided in response to comment 5 above.

7.                                    Please clarify the meaning of clause (ii) in the last paragraph on page 24.

Disclosure relating to a possible merger consideration adjustment based on the future performance of the Company’s common stock compared to that of an index of peer financial institutions has been removed from the amended registration statement. All required regulatory approvals have been received, and the Company’s stock performance remained above the price necessary to trigger FNBNY Bancorp’s ability to terminate the merger pursuant to Section 11.1.10 of the Merger Agreement, rendering Section 11.1.10 of the Merger Agreement moot.

8.                                    Please disclose FNBNY Bancorp’s intention regarding resolicitation if walk away rights are triggered, or the final price is outside the disclosed reasonable ranges.

Please see the Company’s response to Comment 7 above. This provision of the Merger Agreement is moot and disclosure on this matter has been removed from the amended registration statement.

9.                                    Please disclose the time period anticipated between the vote and closing.

Disclosure relating to the anticipated time period between the shareholder vote and closing has been added “The Merger and the Merger Agreement- Merger Considerations” on page 30.

10.                             Please disclose a toll-free number that security holders may call before the voting is closed to find out the exact or an updated number of shares to be issued on a per share basis.

Disclosure regarding a toll-free number has been added “The Merger and the Merger Agreement- Merger Considerations” on page 30.

Incorporation of Certain Documents by Reference, page 63

11.                             We note that your Form 8-K filed November 4, 2013 has not been incorporated by reference. Please revise to incorporate this Form 8-K or tell us why you are not required to do so.

The Incorporation of Certain Documents by Reference disclosure has been revised.

Item 22. Undertakings, page II-5

12.                             Please revise to include the undertaking required by Item 512(b) of Regulation S-K or tell us why you believe you are not required to do so.

The above-referenced undertaking has been added to the Undertakings.

Please call me if you have any questions.

Very truly yours,

/s/John J. Gorman
John J. Gorman

cc:                              Howard Nolan

Marc P. Levy, Esq